

16012467

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD SECURITIES PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 CONANT STREET
(No. and Street)

BEVERLY	MASSACHUSETTS	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERICKA L AYLES — 978-720-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

2 INTERNATIONAL PLACE, 4TH FLOOR	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERICKA L AYLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWOOD SECURITIES PARTNERS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

DIRECTOR OF FINANCE

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2015 and 2014

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31, 2015 and 2014

Brookwood Securities Partners, LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC as of December 31, 2015 and 2014. These financial statements are the responsibility of Brookwood Securities Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Brookwood Securities Partners, LLC at December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 29, 2016

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2015		2014
Assets				
Cash and Cash Equivalents	$	333,106	$	530,706
Due from Affiliates		566,021		91,937
Prepaid Expenses and Other Assets		30,629		33,838
Total Assets	$	929,756	$	656,481
Liabilities and Member's Equity				
Commissions Payable	$	162,906	$	87,188
Due to Affiliate		47,470		6,190
Accrued Bonus		50,000		40,000
Accounts Payable and Accrued Expenses		67,757		49,654
Total Liabilities		328,133		183,032
Member's Equity		601,623		473,449
Total Liabilities and Member's Equity	$	929,756	$	656,481

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2015, the Company had $60,985 of net capital, which was $39,109 in excess of required net capital. At December 31, 2014, the Company had $347,674 of net capital, which was $335,472 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 5.38 to 1 as of December 31, 2015 and 0.53 to 1 as of December 31, 2014. The Company is exempt under provision (k)(2)(i) of the Securities

Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2015	2014
Member's equity qualified for net capital	$ 601,623	$ 473,449
Less non-allowable assets	540,638	125,775
Net capital under SEC Rule 15c3-1	$ 60,985	$ 347,674

4. Transactions with Affiliates

As of December 31, 2015 and 2014, $45,996 and $6,190 respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities. In 2015, an affiliate paid $1,474 in Company shipping charges and is included in due to affiliates. In 2014, Brookwood Financial Partners, LLC received a $1,262 refund of shipping charges that were due back to the Company and were included in due from affiliates at December 31, 2014.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. As of December 31, 2015, commission income of $357,000 was due from one of these Program affiliates and is included in due from affiliates on the statement of financial condition. The Company earned fee income by acting as placement agent for affiliates raising funds from institutional clients. As of December 31, 2015 and 2014 $209,012 and $90,675, respectively, was unpaid and is included in due from affiliates. All of this outstanding receivable is due from Brookwood Financial Partners LLC.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Fair Value

The Company follows the provisions of ASC Topic 820, *Fair Value Measurement*, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing its assets and liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those held by the Company. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants, having investments in the same or similar assets, would use for such assets based on best information available in the circumstances. Pursuant to ASC 820, the input hierarchy is broken down into three levels based on the degree to which the input is observable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any judgment. Examples include equity that is actively traded on a major exchange and mutual funds.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include investments in limited partnerships, limited liability investment companies and private equity investments.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are reported at fair value on a recurring basis as of December 31, 2014 and 2013. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2015	Level 1
Money market funds	$ 82,480

Fair Value at December 31, 2014	Level 1
Money market funds	$ 432,450

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2015 through the date the financial statements were issued and noted no material subsequent events requiring disclosure.